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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                  FOR THE QUARTER ENDED JUNE 30, 1999



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                  FOR THE QUARTER ENDED JUNE 30, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $22,240

COST OF OPERATION                                           22,904

OPERATING LOSS                                                (664)

NONOPERATING INCOME                                            397

LOSS BEFORE FEDERAL INCOME TAXES                              (267)

FEDERAL INCOME TAX CREDIT                                     (267)

NET INCOME                                                 $  -



                    STATEMENT OF RETAINED EARNINGS
                  FOR THE QUARTER ENDED JUNE 30, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $1

NET INCOME                                                     -

BALANCE AT END OF PERIOD                                      $1


The common stock of the Company is wholly owned by Ohio Power Company.

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           JUNE 30,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 50,932
  Accumulated Depreciation and Amortization                  41,614

         NET MINING PLANT                                     9,318

OTHER PROPERTY AND INVESTMENTS                               12,244

CURRENT ASSETS:
  Cash and Cash Equivalents                                  52,953
  Accounts Receivable:
    General                                                   1,239
    Affiliated Companies                                      3,813
  Coal                                                          132
  Materials and Supplies                                      6,825
  Prepayments                                                    71

         TOTAL CURRENT ASSETS                                65,033

DEFERRED INCOME TAXES                                        52,546

DEFERRED CHARGES                                                424

           TOTAL                                           $139,565

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                          JUNE 30,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                           $      7
  Retained Earnings                                              1

         TOTAL SHAREHOLDER'S EQUITY                              8

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       48,345
  Accrued Reclamation Costs                                 45,306
  Other Operating Reserves                                  27,297

         TOTAL OTHER NONCURRENT LIABILITIES                120,948

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,552
    Affiliated Companies                                       299
  Taxes Accrued                                              9,024
  Accrued Vacation Pay                                         985
  Workers' Compensation Claims                                 581
  Other                                                      1,681

         TOTAL CURRENT LIABILITIES                          14,122

DEFERRED CREDITS                                             4,487

           TOTAL                                          $139,565

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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                  FOR THE QUARTER ENDED JUNE 30, 1999

LITIGATION

   As discussed in Note 2, of the Notes to Financial Statements in the 1998 Annual Report, the deductibility of certain interest deductions related to American Electric Power's corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through June 30, 1999 would reduce earnings by approximately $10.8 million (including interest).
The Company has made no provision for any possible earnings impact from this matter.

   In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1997 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

   In order to resolve this issue, the Company filed suit against the United States (U.S.) in the U.S. District Court for the Southern
District of Ohio in March 1998. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.

LEASE BUYOUT

   In April 1999 the Company bought out its only remaining lease for $25.7 million. The lease, which was for a dragline, had been accounted for as an operating lease and was not reflected on the balance sheet. After taking into account amounts previously provided for the lease buyout and the unamortized gain from the prior sale and leaseback of the dragline, the Company recorded in mining plant an asset of $9.7 million for the dragline.

LAYOFFS

   In August 1999 the Company announced plans to reduce the 232-member work force at its Muskingum Mine by approximately one-half as a consequence of American Electric Power's (AEP's) efforts to comply with Phase II of the Clean Air Act Amendments of 1990. The reduction will take place in late October.

   The Company will reduce approximately 100 positions, which will include those represented by the United Mine Workers of America
(UMWA), as well as non-represented, salaried positions.

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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                  FOR THE QUARTER ENDED JUNE 30, 1999
                    (in thousands, except as noted)
                                                                                                      April through
                                                                                                           June
                                                                                                           1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.43% per annum, 2.6075% per quarter                                                         .026075

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         397

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (397)
            2. Year-to-Date                                                                              $ (1,215)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 22,637

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (397)

       C. Cost Applicable to Current Quarter Coal Billings                                                 22,240
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                      590
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 21,650

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                306,903

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $70.54

(a)    As represented by  Cost of Operation  plus  Federal Income Taxes  reported in Statement of Income.

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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                  FOR THE QUARTER ENDED JUNE 30, 1999


                                                       (in thousands)

Direct Labor-UMW*                                          $   525
Indirect Labor-UMW*                                          1,793
Benefits-UMW*                                                1,908
Salaries and Benefits-Nonunion                               1,161
Operating Supplies                                           1,128
Repair Parts and Materials                                   1,297
Electricity and Other Utilities                                684
Outside Services-Maintenance, Haulage and Reclamation          561
Taxes Other Than Federal Income Taxes**                        489
Rental of Equipment                                             12
Depreciation, Depletion and Amortization                     3,969
Mining Cost Normalization***                                 5,715
Reclamation                                                  3,106
Other Production Costs                                         589

Subtotal                                                    22,937

Transfers of Production Costs (to)/from Coal Inventory         (33)

          Total                                            $22,904

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              JUNE 30, 1999
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -        $  324

Mining Structures and Equipment       47,718     39,322      8,396

Coal Interests (net of depletion)        598       -           598

Leasehold Improvements                 2,292      2,292       -

    Total Mining Plant in Service    $50,932    $41,614     $9,318